                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 4)*
                                       of
                           Tweedy, Browne Company L.P.

                                  SCHEDULE 13D
                               (Amendment No. 4)*
                                       of
                               TBK Partners, L.P.

                                  SCHEDULE 13D
                               (Amendment No. 4)*
                                       of
                            Vanderbilt Partners, L.P.

                    Under the Securities Exchange Act of 1934

                                 LDI CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                    501825103
                                 (CUSIP Number)

                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                   May 6, 1996
             (Date of Event which Required Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 501825103                                 Page ______ of ______ Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Tweedy, Browne Company L.P. ("TBC")

________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

________________________________________________________________________________

3    SEC USE ONLY
               00
________________________________________________________________________________

4    SOURCE OF FUNDS*

________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
________________________________________________________________________________

                7       SOLE VOTING POWER  TBC has sole voting power with
                        respect to 263,415 shares held in certain TBC Accounts
   NUMBER OF            (as hereinafter defined). Additionally, certain of the
                        general partners of TBC may be deemed to have sole power
    SHARES              to vote certain shares as more fully set forth herein.
               _________________________________________________________________
 BENEFICIALLY
                8       SHARED VOTING POWER
  OWNED BY
                          0 shares
    EACH       _________________________________________________________________

  REPORTING     9       SOLE DISPOSITIVE POWER
                          O shares, except that certain of the general partners
   PERSON of TBC may be deemed to have sole power to dispose of certain shares as more fully set forth herein.
    WITH       _________________________________________________________________

               10       SHARED DISPOSITIVE POWER
                          275,515 shares held in accounts of TBC
                          (as hereinafter defined)
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          275,515 shares
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.10%
________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

       BD & IA
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                  SCHEDULE 13D

CUSIP No. 501825103                                 Page ______ of ______ Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TBK Partners, L.P. ("TBK")

________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS*
           WC and BK
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
________________________________________________________________________________

                7       SOLE VOTING POWER
   NUMBER OF
                          0 shares
    SHARES
               _________________________________________________________________
 BENEFICIALLY
                8       SHARED VOTING POWER
  OWNED BY
                          0 shares
    EACH       _________________________________________________________________

  REPORTING     9       SOLE DISPOSITIVE POWER

   PERSON
                          0 shares
    WITH       _________________________________________________________________

               10       SHARED DISPOSITIVE POWER

                          0 shares
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 shares
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

          PN
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                  SCHEDULE 13D

CUSIP No. 501825103                                 Page ______ of ______ Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Vanderbilt Partners, L.P. ("Vanderbilt")
________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS*
           WC and BK
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
________________________________________________________________________________

                7       SOLE VOTING POWER
   NUMBER OF
                          0 shares
    SHARES
               _________________________________________________________________
 BENEFICIALLY
                8       SHARED VOTING POWER
  OWNED BY
                          0 shares
    EACH       _________________________________________________________________

  REPORTING     9       SOLE DISPOSITIVE POWER

   PERSON
                          0 shares
    WITH       _________________________________________________________________

               10       SHARED DISPOSITIVE POWER

                          0 shares
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 shares
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

          PN
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

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PRELIMINARY NOTE

         This Amendment No. 4 is being filed because the filing persons are no longer subject to the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934 as a result of the disposition of their respective shares of Common Stock pursuant to a merger between NationsCredit Commercial Corp. and LDI Corporation (the "Company") (the "Merger"). The Merger was approved by the Company's shareholders on April 28, 1996. In accordance with the terms of the Merger, each share of Common Stock of the Company was tendered for $4.10 per share.

         This Amendment No. 4 is being filed by Tweedy, Browne Company L.P. ("TBC"), TBK Partners, L.P. ("TBK") and Vanderbilt Partners, L.P. ("Vanderbilt") who may be deemed to be members of a group. However, the filing of this Amendment No. 4 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations, each of TBC, TBK and Vanderbilt hereby amend their respective Statements on Schedule 13D, relating to the Common Stock of LDI Corporation. TBC, TBK and Vanderbilt filed a Statement on Schedule 13D, dated as of April 8, 1993.

         Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As a result of the disposition of 116,910 shares of Common Stock tendered pursuant to a Merger, as of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 275,515 shares of Common Stock, which constitutes approximately 4.10% of the 6,727,457 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding.

         As a result of the disposition of 40,000 shares of Common Stock tendered pursuant to the merger, as of the date hereof, TBK does not beneficially own directly any shares of Common Stock.

         As a result of the disposition of 13,400 shares of Common Stock tendered pursuant to the merger as of the date hereof, Vanderbilt does not beneficially own directly any shares of Common Stock.

         Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 275,515 shares, which constitutes approximately 4.10% of the 6,727,457 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC, TBK and Vanderbilt, respectively, is 275,515 shares, which constitutes approximately 4.10% of the 6,727,457 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 0 shares of Common Stock which constitutes approximately 0% of the 6,727,457 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.


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         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of
Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 275,515 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 263,415 shares of Common Stock held in certain TBC Accounts.

         Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and (ii) shared power to vote or direct the vote of 263,415 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

         On May 3, 1996, TBK and Vanderbilt tendered 40,000 shares of Common Stock and 13,400 shares of Common Stock respectively, pursuant to the terms of the Merger for $4.10 per share. On May 3 and 6, 1996, TBC tendered 102,410 shares of Common Stock and 14,500 shares of Common Stock respectively, pursuant to the terms of the Merger for $4.10 per share. As stated hereinabove, TBC has instructed the various custodians of the remaining 275,515 shares of Common Stock held for the benefit of the TBC Accounts to tender such shares.

         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e) TBK and Vanderbilt ceased to be the beneficial owner of any shares of Common Stock on May 3, 1996. TBC ceased to be the beneficial owner of more than 5% of Common Stock on May 6, 1996.


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                                    SIGNATURE

         Each of Tweedy, Browne Company L.P., TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                                  TWEEDY, BROWNE COMPANY L.P.

                                                  By _______________________
                                                     Christopher H. Browne
                                                     General Partner

                                                  TBK PARTNERS, L.P.

                                                  By _______________________
                                                     Christopher H. Browne
                                                     General Partner

                                                  VANDERBILT PARTNERS, L.P.

                                                  By _______________________
                                                     Christopher H. Browne
                                                     General Partner

Dated: May 21, 1996